UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number:    001-11071

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UGI UTILITIES, INC. SAVINGS PLAN

2525 N. 12th Street, Suite 360

READING, PA 19612

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UGI CORPORATION

460 NORTH GULPH ROAD

KING OF PRUSSIA, PENNSYLVANIA 19406

UGI UTILITIES, INC.

SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS

All other schedules to be filed with the Department of Labor in accordance with the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

UGI Utilities, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of UGI Utilities, Inc. Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UGI Utilities, Inc. Savings Plan as of December 31, 2011 and 2010, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morison Cogen LLP

Bala Cynwyd, Pennsylvania

June 27, 2012

UGI UTILITIES, INC.

SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS:
Investments (Notes 3 and 5)	$143,579,276	$141,415,252
Notes receivable from participants	3,350,438	3,183,208

Total assets	146,929,714	144,598,460

LIABILITIES:
Accrued administrative expenses	7,106	7,030

Total liabilities	7,106	7,030

Net assets available for benefits at fair value	146,922,608	144,591,430
Adjustments from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(748,047)	(568,928)

Net assets available for benefits	$146,174,561	$144,022,502

See accompanying notes to financial statements.

UGI UTILITIES, INC.

SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2011	2010
Additions:
Participants’ contributions	$8,042,126	$7,585,721
Employers’ contributions	2,762,372	2,460,522
Participants’ rollover contributions	1,201,816	287,503
Investment income:
Dividends and interest	3,394,287	2,679,330
Net appreciation in value of investments	—	15,073,479
Net transfers of participants’ balances	610,438	—
Interest on notes receivable from participants	152,070	169,713
Other additions	—	8,400

Deductions:
Investment loss:
Net depreciation in value of investments	(5,921,593)	—
Administrative fees	(46,587)	(47,706)
Distributions to participants	(8,042,870)	(7,327,570)
Net transfers of participants’ balances	—	(237,116)

Net increase	2,152,059	20,652,276

Net assets available for benefits—beginning of year	144,022,502	123,370,226

Net assets available for benefits—end of year	$146,174,561	$144,022,502

See accompanying notes to financial statements.

UGI UTILITIES, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following brief description of the UGI Utilities, Inc. Savings Plan (the “Plan”) provides general information on the provisions of the Plan in effect on December 31, 2011 and during the periods covered by the financial statements. More complete information is included in the Plan documents.

General. The Plan is a defined contribution plan covering employees of UGI Utilities, Inc. and its subsidiaries (collectively, “UGI Utilities”), its holding company parent UGI Corporation (“UGI”), and certain affiliated companies (collectively, the “Employers”). Employees of the Employers are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the UGI Utilities, Inc. Retirement Committee (“Plan Administrator”) whose members are appointed by the Board of Directors of UGI Utilities.

Contributions. Generally a participant may elect to contribute to the Plan on a before-tax basis through payroll reduction an amount equal to from 1% to 50%, in whole percentages, of eligible compensation. In addition all participants may elect to contribute to the Plan on an after-tax basis through payroll deduction an amount equal to from 1% to 20%, in whole percentages, of eligible compensation, provided that the combination of before-tax and after-tax contributions does not exceed 50% of eligible compensation. Calendar year before-tax and after-tax contribution amounts are subject to limits prescribed by the Internal Revenue Code (“IRC”) and the Plan, respectively. For both the 2011 and 2010 Plan Years, the IRC before-tax contribution limit was $16,500. After-tax contributions are subject to limits set by the Plan and Section 402(g) of the IRC. A participant may increase the rate of, or reduce or suspend, his or her before-tax or after-tax contributions at any time by contacting the Plan’s recordkeeper, Fidelity Institutional Retirement Services Co. (“FIRSCO”).

The Plan allows for “catch-up contributions.” The catch-up contribution provision allows certain employees to make before-tax contributions over and above the IRS and Plan limits. In order to be eligible to make catch-up contributions, employees must be at least 50 years of age and must be contributing the IRC or Plan limit. The maximum catch-up contributions for both the 2011 and 2010 Plan Years was $5,500. Catch-up contributions are not eligible for the Employers’ matching contribution (as described below).

A participant will at all times be fully (100%) vested in the portion of his or her account attributable to participant contributions.

The Plan also accepts on behalf of any employee (i) the entire amount of cash received as a distribution from another qualified trust forming part of a plan described in section 401(a) of the IRC or from a “rollover” individual retirement plan described in section 408 of the IRC, but only if the deposit qualifies as a tax-free rollover as defined in section 402 or (ii) a direct transfer from another plan qualified under Section 401(a) of the IRC. The Plan accepts after-tax rollover contributions.

UGI UTILITIES, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

For each pay period during a plan year, the Employers may, at their discretion, make a contribution to the Plan equal to a percentage of participant before-tax and after-tax contributions. Generally, for eligible Plan participants hired prior to January 1, 2009, the Employer matching contribution is equal to 50% of the first 3% of eligible compensation and 25% of the next 3% of eligible compensation that such participant has elected to make on his or her behalf in salary deferrals to the Plan or has elected to contribute to the plan as after-tax contributions. Generally, eligible employees hired on or after January 1, 2009 receive an Employer matching contribution of 100% of up to 5% of eligible compensation that such participants have elected to make on a before-tax or after-tax basis. Certain other Plan participants covered by collective bargaining agreements and certain affiliate companies’ Plan participants have a different Employer matching contribution rate.

Generally, a participant is fully vested in the portion of his or her account attributable to Employers’ matching contributions as follows: 25% after two years of service; 50% after three years of service; 75% after four years of service; and 100% after five years of service. Certain Plan participants covered by collective bargaining agreements have a different vesting schedule for employer matching contributions. In addition, a participant is fully vested in the portion of his or her account attributable to Company contributions upon the attainment of normal retirement age (as defined in the Plan document), total disability (as defined by the Plan document) or death while in the employ of the Employers or an affiliated company. For Plan purposes, a participant will attain normal retirement age on the later of his or her 65th birthday or the fifth anniversary of his or her date of hire. For vesting purposes, participants in the Plan who were former employees of businesses acquired by UGI Utilities generally receive credit for past eligible service with such acquired business.

A participant who terminates employment before he or she is vested will forfeit nonvested amounts attributable to the Employers’ contributions. These forfeited amounts remain in the Plan and are available to reduce future Employer contributions or pay expenses incurred in the administration of the Plan. For the 2011 Plan Year, forfeitures of $41,417 were used to reduce the Employers’ contributions. For the 2010 Plan Year, forfeitures of $14,877 were used to reduce the Employers’ contributions. During the 2011 and 2010 Plan Years, $46,027 and $46,725, respectively, were forfeited from participants’ accounts. As of December 31, 2011 and 2010, there were $48,262 and $43,499, respectively, of forfeitures remaining in the Plan.

Investment Funds. A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, the UGI Common Stock Fund, a common collective trust fund and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies. Generally, participants may transfer amounts between funds at any time with no limit. Participants may change their investment elections for future contributions at any time. The default investment fund under the Plan is the age appropriate Vanguard Target Retirement Fund (based on an assumed retirement age of 65). Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. The Statements of Changes in Net Assets Available for Benefits reflects certain administrative fees paid by Plan Participants to FIRSCO from Plan assets (see “Administrative Expenses” below). References to “Fidelity” in the table of trust investments (Note 3) refer to investment funds managed by Fidelity Management & Research Company (“FMR”). References to “Vanguard” in the table of trust investments (Note 3) refer to investment funds managed by The Vanguard Group.

UGI UTILITIES, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Distributions. The Plan benefit of a participant who terminates employment as a result of retirement, death or total disability, as defined in the Plan document, shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants may elect to receive their interest in the UGI Common Stock Fund in the form of shares of UGI Corporation Common Stock. The Plan benefit of a participant who terminates employment for reasons other than retirement or total disability shall be equal to the proceeds of liquidation of the vested portion of his or her account. Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to age 70  1/2, unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000, a Plan participant’s benefit will be distributed as soon as practicable after the participant becomes entitled to receive a distribution.

A participant who continues to work past age 70 1/2 will receive a mandatory required distribution upon termination of employment.

Death. If a participant dies prior to receiving a distribution of his or her account, the participant’s designated beneficiary shall be entitled to receive a lump-sum distribution of the proceeds of liquidation of 100% of the vested portion of his or her account. Generally, the beneficiary may request a distribution of the participant’s account balance as soon as practicable following the date of the participant’s death. The beneficiary of a participant who is married at the time of the participant’s death will be the participant’s spouse, unless the participant designated another beneficiary and the spouse consented to such designation in accordance with procedures specified by the Plan document.

Withdrawals. Generally, a participant may withdraw up to 50% of the balance of his or her account attributable to after-tax contributions at any time. However, the withdrawal must be in an amount of at least $250. If any portion of the amount withdrawn is attributable to contributions that were matched by the Employers, the participant’s participation in the Plan will be suspended for the three-month period following the withdrawal. No more than one such withdrawal in any calendar year is permitted from each of the matched and unmatched portions of a participant’s after-tax contribution account.

A participant may withdraw before-tax contributions (and earnings attributable thereto credited as of December 31, 1988) and rollover contributions, only on account of financial hardship resulting from (i) medical expenses as defined in section 213(d) of the IRC; (ii) educational expenses for the next twelve months of post-secondary education of the participant, or his or her spouse, children or dependents; (iii) foreclosure on or eviction from a primary residence; (iv) costs directly related to the purchase of a primary residence; (v) payments for burial or funeral expenses for the participant’s parent, spouse, children or eligible dependents; or (vi) expenses for the repair of casualty loss damages on a primary residence due to a catastrophic event as defined in section 165 of the IRC. A hardship withdrawal will be permitted if the Plan Administrator determines that (i) the withdrawal is on account of an immediate and heavy financial need of the participant and (ii) the withdrawal is necessary to satisfy such financial need. A participant’s participation in the Plan is suspended for the six-month period following a hardship withdrawal.

UGI UTILITIES, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Active employees who reach age 59  1/2 can elect an in-service withdrawal in the amount of at least $1,000. While a participant is still employed by any of the Employers, withdrawals of amounts attributable to Employers’ contributions and post-1988 earnings on participant before-tax contributions are not permitted.

Loan Provision. The Plan includes an employee loan provision. Generally, at the time a loan is to be made, the amount of all loans to be outstanding may not exceed the lesser of (i) 50% of a participant’s before-tax and rollover account balances, or (ii) $50,000 less the highest balance of any loan during the prior twelve-month period. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans. The minimum loan amount is $1,000. The amount of the loan withdrawn from a participant’s account is allocated in proportion to the value of the participant’s salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. No participant shall be permitted to have more than two loans outstanding at any one time.

Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid for by the Employers. Other than the Plan fees described below, the Employers currently pay such expenses. Each active Plan account is assessed a quarterly recordkeeping fee of $4.25. This fee is automatically deducted in the month following the end of the quarter and remitted to FIRSCO. Loan administration and withdrawal fees are paid by Plan participants. Mutual fund expenses are paid to fund managers from mutual fund assets.

Plan Termination. Although it has not expressed any intent to do so, UGI Utilities has the right to terminate the Plan in whole or in part at any time for any reason. In the event of a complete or partial termination of the Plan, the affected participants will become fully vested in their account balances.

Plan Amendment. UGI Utilities may amend the Plan at any time for any reason by written action of its Board of Directors. Amendments required to comply with the IRC to maintain compliance with current laws or regulations or to correct errors or omissions in the Plan document, however, may be made by the Retirement Committee without Board approval.

Voting Rights of UGI Common Stock Fund Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant’s interest in the UGI Common Stock Fund. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.

UGI UTILITIES, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

2. Accounting Policies

Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. The Statements of Net Assets Available for Benefits reflect the Plan’s investments at their fair values except for the Plan’s investment in the Vanguard Retirement Savings Trust III (a common collective trust fund investment) which is stated at its fair value and adjusted to contract value (as further described below). As reported by Fidelity Management Trust Company, the Plan’s investments in registered investment company mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Shares of UGI Common Stock, which are traded on a national securities exchange, are included in the UGI Common Stock Fund at fair value based upon quoted market prices. Fidelity Brokerage Link accounts are reflected at their fair value of associated investments, based upon quoted market prices, held by the Plan participants in their individual self-directed brokerage accounts.

The Statement of Net Assets Available for Benefits reflects the Plan’s interest in the Vanguard Retirement Saving Trust III at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based upon the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Such amount is then adjusted to contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The interest in the Vanguard Retirement Savings Trust III is included in the Statements of Changes in Net Assets Available for Benefits on a contract basis.

Dividend income is recorded on the record date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade date basis.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments which consists of realized gains or losses and unrealized appreciation (depreciation) in the fair value of those investments.

Distributions are made to Plan participants based upon the fair value of each participant’s investment account (except for investments of the Vanguard Retirement Savings Trust III for which distributions are based upon contract value and except for distributions from the UGI Common Stock Fund, to the extent not all shares are sold on the same date) as of the dates of the distribution. Distributions to participants are recorded when paid.

UGI UTILITIES, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Transfers of Participants’ Balances. Transfers of participant balances represent amounts transferred to or from the AmeriGas Propane, Inc. Savings Plan and the UGI HVAC Enterprises, Inc. Savings Plan, which are affiliated plans.

Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded when earned. No allowances for credit losses have been recorded as of December 31, 2011 and 2010.

Fair Value Measurements. The Plan performs fair value measurements in accordance with GAAP. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.

Risks and Uncertainties. The investments of the separate investment funds are subject to various risks including interest rate, credit and overall market volatility. The degree and concentration of these risks vary by fund. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with the separate investment funds, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

UGI UTILITIES, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

3. Trust Investments

The components of trust investments by fund at December 31, 2011 and 2010 are as follows:

	December 31,
	2011		2010
Mutual Funds:
Fidelity Spartan U.S. Bond Index Fund (shares — 829,921 and 802,001, respectively)	$9,776,473	*	$9,086,674	*

Fidelity Equity Income Fund (shares — 227,249 and 232,508, respectively)	9,387,671	*	10,290,782	*

Fidelity Magellan Fund (shares — 199,432 and 202,313, respectively)	12,560,239	*	14,499,797	*

Fidelity Growth Company Fund (shares — 110,700 and 100,501, respectively)	8,954,512	*	8,356,642	*

Fidelity Spartan International Index Fund (shares — 139,698 and 130,278, respectively)	4,156,010		4,581,888

Vanguard Institutional Index Fund (shares — 95,369 and 93,600, respectively)	10,971,275	*	10,764,884	*

Vanguard Prime Money Market Fund (shares — 8,403,970 and 8,861,181, respectively)	8,403,970	*	8,861,181	*

Vanguard Target Retirement Income Fund (shares — 78,360 and 46,480, respectively)	903,488		524,289

Vanguard Target Retirement 2005 Fund (shares — 20,085 and 26,706, respectively)	240,616		313,261

Vanguard Target Retirement 2010 Fund (shares — 18,524 and 25,290, respectively)	415,483		564,228

Vanguard Target Retirement 2015 Fund (shares — 725,476 and 674,774, respectively)	8,923,356	*	8,380,691	*

Vanguard Target Retirement 2020 Fund (shares — 179,827 and 157,577, respectively)	3,900,453		3,482,450

Vanguard Target Retirement 2025 Fund (shares — 794,342 and 662,650, respectively)	9,746,579	*	8,362,644	*

Vanguard Target Retirement 2030 Fund (shares — 52,640 and 42,773, respectively)	1,101,226		927,316

Vanguard Target Retirement 2035 Fund (shares — 254,778 and 219,681, respectively)	3,187,273		2,875,620

Vanguard Target Retirement 2040 Fund (shares — 32,213 and 23,876, respectively)	660,375		513,331

Vanguard Target Retirement 2045 Fund (shares — 118,332 and 91,516, respectively)	1,522,927		1,235,470

Vanguard Target Retirement 2050 Fund (shares — 10,494 and 6,150, respectively)	214,191		131,618

Vanguard Extended Market Index Fund (shares — 210,422 and 186,717, respectively)	8,278,017	*	7,705,804	*

Assets in Fidelity Brokerage Link Account — various investments including registered investment company funds, money market funds and cash	4,937,173		5,401,693

Common Collective Trusts:
Vanguard Retirement Savings Trust III (shares — 13,929,565 and 12,538,776, respectively)	14,677,612	*	13,107,704	*

UGI Common Stock Fund:
UGI Corporation Unitized Stock Fund (units — 554,493 and 537,748, respectively)	20,482,983	*	21,284,056	*
Dividends receivable	177,374		163,229

	20,660,357		21,447,285

Total trust investments — fair value	$143,579,276		$141,415,252

Total trust investments — cost	$138,020,070		$129,079,526

*	Investment represents five percent or more of net assets available for benefits.

The net (depreciation) appreciation in fair value of investments during the years ended December 31, 2011 and 2010 by major investment category is as follows:

	Year Ended December 31,
	2011	2010
Registered investment company funds	$(4,159,910)	$9,634,538
UGI Common Stock Fund	(1,426,040)	4,757,534
Other	(335,643)	681,407

Total net (depreciation) appreciation in fair value	$(5,921,593)	$15,073,479

UGI UTILITIES, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The UGI Common Stock Fund invests principally in shares of UGI Corporation Common Stock. Participants in the fund do not individually own specific shares of UGI Corporation Common Stock but rather own units in the fund that invests in such shares and temporary cash investments. The value of a unit in the UGI Common Stock Fund was initially set at $10.00 and is recalculated daily by dividing the fair value of the fund’s assets (comprising shares of UGI Corporation Common Stock and temporary cash investments) by the total number of units outstanding. Generally, participant requests to redeem units from the UGI Common Stock Fund are processed on the day received if such requests are received by Fidelity before the close of the New York Stock Exchange and provided that there are sufficient short-term investments in the fund for liquidity. In such case, the participant will receive the net asset value, or closing price for the units, calculated using the closing price for UGI Corporation Common Stock on the New York Stock Exchange for that day. However, on days of unusually heavy requests for sale, the UGI Common Stock Fund may not have sufficient short-term investments for liquidity. In such case, requests to sell units received before the close of the New York Stock Exchange may not be processed on that day at that date’s closing price but may be suspended until sufficient liquidity is restored. Units will be redeemed generally on a first-in, first-out basis at the closing price for the processing date. Loans, withdrawals and distributions from the UGI Common Stock Fund will be given priority over exchanges with other funds.

During the 2011 and 2010 Plan Years, the Plan purchased, at market prices, 45,462 and 48,019 shares of UGI Corporation Common Stock directly from UGI Corporation for $1,381,378 and $1,313,305, respectively.

4. Newly Adopted Accounting Standards and Accounting Standards Not Yet Adopted

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) – Fair Value Measurements and Disclosures (“ASU 2010-06”) to require additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and transfers among Levels 1, 2 and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 5 below. The Plan adopted ASU 2010-06 in the year ending December 31, 2010 except for certain provisions regarding purchases, sales, issuances and settlements of activity in the roll forward of activity in Level 3 fair value measurements which were adopted in the year ending December 31, 2011. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). The amendments in ASU 2011-04 result in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards. Among other things, the new guidance requires quantitative information about unobservable inputs, valuation processes and sensitivity analysis associated with fair value measurements categorized within Level 3 of the fair value hierarchy. The new guidance is effective for the Plan beginning with the Plan year ending December 31, 2012 and is required to be applied prospectively. The Plan does not expect the adoption of the new guidance will have a material effect on the Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures.

UGI UTILITIES, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). The amendments in ASU 2011-11 require an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with other GAAP or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in the balance sheet. The new guidance is effective for the Plan beginning with the Plan year ending December 31, 2013. The Plan does not expect the adoption of ASU 2011-11 will affect the Plan financial statements.

5. Fair Value Measurements

The Plan performs fair value measurements in accordance with GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. When determining fair value measurements, the Plan considers the principal or most advantageous market for the asset or liability and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

GAAP also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access;

•

Level 2 – inputs other than quoted prices included in Level 1 that are either directly or indirectly observable, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data by correlation or by other means;

•	Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

UGI UTILITIES, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2011 and 2010:

	December 31, 2011
	Fair Value Measurement Using Input Types
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Bond index mutual fund	$9,776,473	$—	$—	$9,776,473
Equity mutual funds	54,307,724	—	—	54,307,724
Target Retirement mutual funds	30,815,967	—	—	30,815,967
Money market mutual fund	8,403,970	—	—	8,403,970
UGI Common Stock fund	20,660,357	—	—	20,660,357
Brokerage Link	4,937,173	—	—	4,937,173
Common collective trust	—	14,677,612	—	14,677,612

Total investments measured at fair value	$128,901,664	$14,677,612	$—	$143,579,276

	December 31, 2010
	Fair Value Measurement Using Input Types
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Bond index mutual fund	$9,086,674	$—	$—	$9,086,674
Equity mutual funds	56,199,797	—	—	56,199,797
Target Retirement mutual funds	27,310,918	—	—	27,310,918
Money market mutual fund	8,861,181	—	—	8,861,181
UGI Common Stock fund	21,447,285	—	—	21,447,285
Brokerage Link	5,401,693	—	—	5,401,693
Common collective trust	—	13,107,704	—	13,107,704

Total investments measured at fair value	$128,307,548	$13,107,704	$—	$141,415,252

The Plan’s valuation methodology used to measure the fair values of registered investment company mutual funds (including mutual funds in the Brokerage Link accounts), the Vanguard Prime Money Market Fund and the UGI Common Stock fund were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure fair value of common collective trust fund are included in Note 2.

UGI UTILITIES, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

6. Federal Income Tax Status

On December 6, 2002, the Internal Revenue Service issued a favorable determination letter concerning the qualified status of the Plan in effect as of November 27, 2002 under Section 401(a) of the IRC. In compliance with the Pension Protection Act of 2006, on January 28, 2011 the Plan submitted a new application to the Internal Revenue Service. As of the report date formal acceptance has not been made by the Internal Revenue Service.

The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Employers’ contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Services. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

UGI UTILITIES, INC.

SAVINGS PLAN

EIN 23-1174060, Plan #008

Schedule H, Line 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2011
Name of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost	Current Value
Mutual Funds:
Fidelity Spartan U.S. Bond Index Fund (1)	829,921 shrs	$9,603,710	$9,776,473
Fidelity Equity Income Fund (1)	227,249 shrs	10,354,396	9,387,671
Fidelity Magellan Fund (1)	199,432 shrs	16,538,586	12,560,239
Fidelity Growth Company Fund (1)	110,700 shrs	7,711,133	8,954,512
Fidelity Spartan International Index Fund (1)	139,698 shrs	4,258,966	4,156,010
Vanguard Institutional Index Fund	95,369 shrs	10,360,297	10,971,275
Vanguard Prime Money Market Fund	8,403,970 shrs	8,403,970	8,403,970
Vanguard Target Retirement Income Fund	78,360 shrs	869,614	903,488
Vanguard Target Retirement 2005 Fund	20,085 shrs	231,483	240,616
Vanguard Target Retirement 2010 Fund	18,524 shrs	389,229	415,483
Vanguard Target Retirement 2015 Fund	725,476 shrs	8,346,682	8,923,356
Vanguard Target Retirement 2020 Fund	179,827 shrs	3,592,189	3,900,453
Vanguard Target Retirement 2025 Fund	794,342 shrs	9,457,320	9,746,579
Vanguard Target Retirement 2030 Fund	52,640 shrs	1,002,920	1,101,226
Vanguard Target Retirement 2035 Fund	254,778 shrs	3,066,626	3,187,273
Vanguard Target Retirement 2040 Fund	32,213 shrs	610,131	660,375
Vanguard Target Retirement 2045 Fund	118,332 shrs	1,493,696	1,522,927
Vanguard Target Retirement 2050 Fund	10,494 shrs	204,537	214,191
Vanguard Extended Market Index Fund	210,422 shrs	7,295,624	8,278,017

Total Mutual Funds		103,791,109	103,304,134

Assets in Fidelity Brokerage Link Accounts (1)	Various investments including registered investment company funds, money market funds and cash	4,993,429	4,937,173

Common Collective Trust:
Vanguard Retirement Savings Trust III (3)	13,929,565 shrs	13,929,565	13,929,565

UGI Common Stock Fund (1):
UGI Corporation Unitized Stock Fund	554,493 units	15,128,593	20,482,983
Dividends receivable	$177,374	177,374	177,374

		15,305,967	20,660,357

Participant Loans:
Loan principal outstanding (4.25% – 10.50%) (1) (2)		3,350,438	3,350,438

Total – all funds		$141,370,508	$146,181,667

(1)	Party in interest.
(2)	Range of interest rates for loans outstanding as of December 31, 2011.
(3)	Contract value.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UGI Utilities, Inc. Savings Plan

Date June 27, 2012	By:	/s/ Denise M. Bassett
	Name:	Denise M. Bassett
	Title:	Manager of Compensation
and Benefits of UGI Utilities, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Morison Cogen LLP